

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
Phone +1 646 424 6000

The purpose of this document is to provide supplemental information to Form SBSE- A filed by ING Capital Markets LLC (the 'Firm") through the EDGAR Filing system, specifically to the following section of Form SBSE-A:

Schedule B, Section II - Questions 13A, 13B, 14, and 15: *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings - Briefly describe the nature of the arrangement with respect to books or records (ITEM 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B); the nature of the control or agreement (ITEM 14); or the method and amount of financing (ITEM 15). Use reverse side of this sheet for additional comments if necessary.*

On its Form SBSE-A, ING Capital Markets LLC answered "Yes" to Questions 13A, 13B, 14, and 15. Due to technical issues within the Form SBSE-A online application, there were no free form fields within Schedule B, Section II to enter the descriptions.

Therefore, the Firm is providing this supplemental document to briefly describe the nature of the arrangement with respect to books or records (Item 13A); the nature of the execution, trading, custody, clearing or settlement arrangement (Item 13B); the nature of the control or agreement (Item 14); or the method and amount of financing (Item 15).

Item	Firm Name	Nature of Arrangement
13A	KPMG LLC	KPMG LLC will audit ING Capital Markets LLC financial statements annually. The audited financial statements will be filed with the CFTC.
13B	WELLS FARGO SECURITIES, LLC	Execution and Clearing Services for Futures
13B	GOLDMAN SACHS & CO.	Execution and Clearing for Options
13B	Bank of New York	Custodian for segregated margin
13B	ING Financial Markets LLC	Execution and custodian for equities
14	ING Financial Holdings Corporation	100% Parent of ING Capital Markets LLC
14	ING Bank N.V.	100% Parent of ING Financial Holdings Corporation
14	ING Groep N.V.	100% Parent of ING Bank N.V. ING Groep N.V. is a public issuer.
15	ING Financial Markets LLC	ING Capital Markets LLC sources funding from its broker-dealer affiliate, ING Financial Markets LLC, in the form of margin loans (average is between $2.5Bln and $3Bln) and securities lending transactions (average is ~$3Bln).

15	ING Capital LLC	ING Capital Markets LLC has a funding relationship with its affiliate, ING Capital LLC. ING Capital Markets LLC borrows from ING Capital LLC on an uncommitted, unsecured basis to finance its day to day to funding needs. Funding average is between $4Bln and $6Bln.

Signature:

John McCarthy
_____   10/27/2021
                                     _____
John McCarthy   Date
Chief Compliance Officer